FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of November 2004
                                12 November 2004



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1  Press release of British Sky  Broadcasting  Group plc announcing 1st Quarter Results released on 12 November 2004


                                                                12 November 2004

                      BRITISH SKY BROADCASTING GROUP PLC
              Results for the three months ended 30 September 2004

       BSkyB announces 62,000 net DTH subscriber additions for the first quarter, 26% year on year operating profit (before goodwill) growth, and operating profit margin (before goodwill) expansion to 20.2%

- Net DTH subscriber growth of 62,000 in the quarter to over 7.4 million

- Sky+ households increase by 77,000 in the quarter to 474,000

- Multiroom subscriptions up 64,000 to 357,000

- Total revenue increases by 11% to GBP940 million

- Gross margin (total revenues less total programming costs) increases to
  59.3%

- Operating profit before goodwill increases by 26% to GBP190 million

- Operating profit margin before goodwill increases to 20.2%

- Earnings before goodwill and exceptional items increases by 30% to GBP122 million

- Profit after tax increases by 3% to GBP93 million

- Earnings per share before goodwill and exceptional items of 6.3 pence, up 1.5 pence

Commenting on the announcement, James Murdoch, Chief Executive said:

"Sky achieved a solid set of results in the first quarter, with good sales and profit growth and we remain in a strong financial position.

During the quarter we made good progress on the operational plans that will deliver the growth strategy laid out in August, with a number of initiatives now rolling out. These include a new advertising campaign 'What do you want to watch,' the launch of Sky+ 160 and entry level Sky 'starter pack' products. Continued investment in high quality programming included the launch of Football First and the autumn season on Sky One.

Our second quarter has commenced in line with expectations as we begin the important run up to Christmas."

Enquiries:

Analysts/Investors:

Neil Chugani                               Tel: 020 7705 3837
Andrew Griffith                            Tel: 020 7705 3118

E-mail: investor-relations@bskyb.com

Press:

Julian Eccles                              Tel: 020 7705 3267
Robert Fraser                              Tel: 020 7705 3036

E-mail: corporate.communications@bskyb.com

Finsbury:

James Murgatroyd                           Tel: 020 7251 3801

A conference call for UK and European analysts and investors will be held at 8:30 a.m. (GMT) today. To register for this, please contact Silvana Marsh at Finsbury on +44 20 7251 3801. A live webcast of this call will be available on Sky's corporate website, www.sky.com/corporate and available to replay.

There will be a separate conference call for US analysts and investors at
10.00 a.m. (EST) today. Details of this call have been sent to US institutions and can be obtained from John Sutton at Taylor Rafferty on +1 212 889 4350.

OPERATING REVIEW

In the three months to 30 September 2004 ("the quarter"), the Group made substantial progress on a range of initiatives ahead of their actual launch following the end of that quarter. These included:

   - The roll out of the new 'What do you want to watch' marketing campaign that commenced on 1st October;
   - Broadening the range of entry points to Sky with the launch of both the high end Sky+160 and the entry level Sky 'starter pack' products;
   - Investment on-screen with the successful launch of Football First and a new season on Sky One; and
   - Progress in line with our plans on a range of capital expenditure and infrastructure projects.

At 30 September 2004, the total number of direct-to-home ("DTH") digital satellite subscribers in the UK and Ireland was 7,417,000, representing a net increase of 62,000 subscribers in the three months to 30 September 2004 ("the quarter"). Sky remains on track to achieve its target of eight million DTH subscribers by December 2005, with the current quarter, from 1 October 2004 to 31 December 2004, expected to benefit from seasonally strong additions in the run up to Christmas.

The number of Sky+ households continued to grow strongly, increasing by 77,000 in the quarter to 474,000 and almost quadrupling in the last 12 months. With 26% of new Sky+ households in the quarter being first time subscribers, Sky+ is an important tool to overcome barriers to purchase pay-TV as it reaches out to consumers who have not previously chosen Sky.

The growth in Sky+ penetration also continues to contribute to an increased take-up of the Multiroom product, with the total number of households taking two or more digiboxes increasing by 64,000 in the quarter to 357,000, an increase of 94% over the last 12 months.

DTH churn (financial year-to-date annualised) was 9.8% for the quarter.

Annualised average revenue per DTH subscriber ("ARPU") in the quarter was GBP377, an increase of GBP11 over the three months to 30 September 2003 ("the comparable period"). As indicated on 4 August 2004, the Group expects to increase ARPU during the three months to 31 December 2004 ("the second quarter"), as a result of the recent changes in UK and Ireland retail pricing which started to become effective from 1 September 2004.

September 2004 was Sky Sports' busiest ever month, with over 130 live outside broadcasts including exclusive live and interactive coverage of the Ryder Cup.

A new show, Football First, was launched on Sky Sports at the start of the Premiership season in August 2004 and offers one Premiership match per week in full on a delayed basis plus extended highlights of every Premiership match played that day. Sky digital viewers can choose which game they watch through the interactive service, Sky Sports Active.

Sky Sports has been awarded exclusive live rights by the Rugby Football Union to English international and domestic rugby union until the end of the 2009/10 season. Under this new agreement, which covers the five seasons from the start of the 2005/06 season, Sky Sports will broadcast live all of England's Autumn Internationals and over 30 Zurich Premiership matches each season. With exclusive Heineken European Cup Rugby and all Southern Hemisphere rugby, Sky Sports will show over 100 live rugby union games a year.

Sky One's new season launched on 14 September with a new on-air look and the highly acclaimed 'Deadwood.' This HBO production demonstrates Sky One's commitment to upscale, modern, quality programming and 'the best of the US - first.' Other shows included within the autumn schedule are 'The 4400' and 'Battlestar Galactica' from the US, 'Hex' - an original British production, a new series of 'Dream Team', 'The Long Way Round' - a documentary with Ewan McGregor - and reality event 'The Match'. The finale of 'The Match,' on Sunday 10 October, delivered the second best ever peak audience for Sky One, recording a higher viewing share than each of BBC2, Channel 4 and Five in multichannel homes.

Sky launched a new freesat offering on 21 October 2004, providing access to around 200 free to air television and radio channels and interactive services without a monthly subscription fee. Consumers can purchase a package of reception equipment, including an initial viewing card and professional standard installation, direct from Sky for a cost of GBP150. Freesat from Sky provides an attractively priced alternative for the 52% of UK households that either cannot receive Digital Terrestrial Television ("DTT") or that may require an aerial upgrade to receive DTT. The freesat offering will also provide an acquisition route for future Sky customers by offering an easy upgrade path to a Sky subscription for viewers who choose subsequently to add a pay television service to their viewing options.

FINANCIAL REVIEW

Sky delivered a solid set of first quarter results and remains in a strong financial position. Operating profit (before goodwill) for the quarter increased by 26% on the comparable period to GBP190 million, generating an operating profit margin (before goodwill) of 20.2%. Profit after tax (before goodwill and exceptional items) increased by 30% on the comparable period to GBP122 million, generating earnings per share (before goodwill and exceptional items) of 6.3 pence, up from 4.8 pence for the comparable period.

Total revenues grew by 11% on the comparable period to GBP940 million.

DTH revenues increased by 11% on the comparable period to GBP697 million principally due to growth in the average number of DTH subscribers.

Advertising revenues increased by 13% on the comparable period to GBP72 million, driven by growth of 6% in the Group's share of total UK television advertising revenues and good growth in the overall UK television advertising sector. Sky's overall share of the UK television advertising sector is now 11.5%. The Group expects to continue to outperform UK television advertising sector growth for the remainder of this calendar year.

Excluding the GBP4 million one-off receipt of audit monies from ntl in the comparable period, wholesale revenues increased by 8% to GBP52 million. This was driven by increases in the average number of cable subscribers and the average revenue per subscriber as a result of changes to wholesale pricing from January 2004.

Total interactive revenues, which includes both Sky Active revenues and SkyBet revenues, increased by 8% on the comparable period to GBP81 million. SkyBet revenues increased by 18% on the comparable period to GBP59 million driven by the growth of interactive betting and gaming, online betting, and casino revenues. Lower revenues from the SkyBuy retail service, and from the expiry of a number contracts and services, led to a 12% reduction in Sky Active revenues on the comparable period to GBP22 million. A re-organisation of the SkyBuy product line-up has improved sales margins by focussing on Sky-branded products only.

Other revenues increased by 23% on the comparable period to GBP38 million, mainly due to the growth of set-top box revenues associated with the increase in Sky+ and Multiroom sales.

Total programming costs for the quarter increased by GBP16 million on the comparable period to GBP383 million. Since the start of the 2004/05 financial year, and to coincide with the new FA Premier League contract and the new Football Association contract, the majority of sports rights are now amortised on a straight-line basis across the season. Adjusting for the effect of this change in amortisation, which results in a greater amortisation charge in the first quarter, programming costs would have reduced by GBP13 million on the comparable period. This underlying reduction is principally due to savings in US dollar-denominated movie costs, partially offset by the addition this quarter of the Ryder Cup, which is a bi-annual event.

Gross margin (defined as total revenues less total programming costs) for the quarter was 59.3%, representing an increase of six percentage points on the comparable period, on a like-for-like basis (adjusting for the effect of the change in sports rights amortisation profile noted above).

Other operating costs before goodwill increased by GBP35 million on the comparable period to GBP367 million. This mainly comprises an GBP11 million increase in subscriber management costs, due to increased Sky+ and Multiroom sales volumes; an GBP11 million increase in marketing costs, with lower free digibox acquisition volumes offset by increased above-the-line expenditure and higher Sky+ and Multiroom marketing costs; and a GBP7 million increase in betting costs, which is directly related to the growth in SkyBet revenue.

After goodwill of GBP29 million, the Group's share of operating profits of joint ventures of GBP1 million and net interest payable of GBP15 million, the Group made a profit before tax of GBP147 million.

The total net tax charge for the quarter was GBP54 million. This reflects a current tax charge of GBP39 million, a deferred tax charge of GBP14 million and a GBP1 million joint ventures tax charge. Excluding the effect of goodwill, joint ventures and exceptional items, the Group's underlying effective tax rate on ordinary activities has moved from 30.1% for the comparable period to 30.6% as a result of a decrease in allowable tax deductions.

The mainstream corporation tax liability for the period was GBP39 million which, in accordance with the quarterly instalment regime, will be paid during the second half of the current financial year.

Profit after tax before goodwill and exceptional items for the quarter increased by 30% on the comparable period to GBP122 million. Earnings per share before goodwill and exceptional items were 6.3 pence compared to 4.8 pence for the comparable period.

Earnings before interest, tax, depreciation and amortisation ("EBITDA"), excluding exceptional items, increased by 22% on the comparable period to GBP214 million. After deducting cash outflows principally comprising capital expenditure of GBP72 million, net interest payments of GBP34 million, tax paid of GBP9 million and seasonal working capital outflows relating to payments for sporting rights, including payments totalling over GBP200 million to the FA Premier League, the Football Association and UEFA, the Group continued to reduce net debt in the quarter by GBP32 million to GBP397 million at 30 September 2004.

In accordance with the investment programme announced on 4 August 2004, capital expenditure increased by GBP44 million to GBP72 million for the quarter. The Group spent GBP39 million in the quarter on a combination of property projects including the acquisition of four freehold properties previously leased at its Osterley Campus and construction work on several other projects, including the new Sky News Centre. Investment in the customer relationship management ("CRM") programme amounted to GBP14 million during the quarter as the Group continues the programme of work started in 2002 to upgrade its customer service systems. A total of GBP10 million was incurred during the quarter on the final stages of the construction of the Advanced Technology Centre ("ATC") building and the technical fit-out which is well advanced. The remaining GBP9 million of capital expenditure was spent on small items regarded as part of the Group's 'core' or maintenance expenditure.

IFRS

The Group is required to adopt International Financial Reporting Standards ('IFRS') in the preparation of its consolidated financial statements from 1 July 2005. Information regarding the Group's transition to IFRS was provided in the Group's 2004 Annual Report and further details will be given following the Group's interim results presentation in February 2005.

CORPORATE

Andy Higginson, Finance and Strategy Director of Tesco plc, joined the Board as an independent non-executive Director from 1 September 2004.

The Group signed a new GBP1,000 million Revolving Credit Facility on 3 November 2004. The new facility will mature in July 2010 and will be used for general corporate purposes and to refinance BSkyB's existing, undrawn, facility, which was due to mature in March 2008. The new facility will provide the Group with an extension to the maturity profile of its existing financing arrangements which it replaces, and delivers continued financial flexibility on attractive terms.

In August 2004, the Group issued and served a claim (in the High Court of England and Wales) for a material amount on Electronic Data Systems (an information and technology solutions provider) alleging breach of contract, deceit and negligent misrepresentation, in respect of the systems integration, software development and business implementation services provided as part of the Group's investment in CRM software and infrastructure. The amount that will be recovered by the Group will not be finally determined until resolution of this claim.

On 1 November 2004, Sky Ventures Limited (a wholly-owned indirect subsidiary of BSkyB) sold its 49.5% economic interest in Granada Sky Broadcasting Limited ("GSkyB") to ITV plc for cash consideration of GBP10 million. Under UK GAAP, the sale will lead to a loss on disposal of approximately GBP28 million, which will be recorded as an exceptional, non-operating item in the Group's second quarter results.


Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and business, and management's strategy, plans and objectives for the Group.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Group's control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward looking statements. These factors include, but are not limited to, the fact that the Group operates in a highly competitive environment, the effects of government regulation upon the Group's activities, its ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, the Group's ability to continue to communicate and market its services effectively, and the risks associated with the Group's operation of digital television transmission in the UK and Ireland.

Information on some risks and uncertainties are described in the "Risk Factors" section of Sky's Annual Report on Form 20-F for the year ended 30 June 2004. Copies of the Annual Report on Form 20-F are available on request from British Sky Broadcasting Group plc, Grant Way, Isleworth TW7 5QD. All forward-looking statements in this document are based on information known to the Group on the date hereof. The Group undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


Appendix 1

Subscribers to Sky Channels


                                    Prior year    Prior quarter    Q1 2004/05
                                      Q1 as at         Q4 as at         as at
                                      30/09/03         30/06/04      30/09/04

DTH digital
homes1,2                             7,015,000        7,355,000     7,417,000

Total TV homes
in the UK and
Ireland3,4                          26,200,000       26,066,000    26,176,000

Total Sky
digital homes
as a
percentage of
total UK and
Ireland TV
homes                                       27%              28%           28%

Cable - UK                           3,267,000        3,321,000     3,305,000
Cable -
Ireland                                584,000          574,000       575,000
Total Sky pay
homes                               10,866,000       11,250,000    11,297,000
DTT - UK 5                           1,710,000        3,084,000     3,451,000
Total Sky
homes                               12,576,000       14,334,000    14,748,000

Total Sky
homes as a
percentage of
total UK and
Ireland TV
homes                                       48%              55%           56%

Sky+ homes                             121,000          397,000       474,000

Multiroom
homes6                                 184,000          293,000       357,000

1: Includes DTH subscribers in Republic of Ireland (332,000 as at 30 September
2004).
2: DTH subscribers includes only primary subscriptions to Sky (no additional units are counted for Sky+ or Multiroom subscriptions).
3: Total UK homes estimated by BARB and taken from the beginning of the month following the period end (latest figures as at October 2004). Total Ireland homes estimated by Nielsen Media Research, conducted on an annual basis in July with results available in September (latest figures as at July 2004).
4: 2001 UK Census data was incorporated into the BARB data in January 2004, resulting in a revised figure for total UK homes.
5: DTT homes estimated by BARB and taken from the beginning of the following month (latest figures as at 1 October 2004). These figures may include Sky or Cable homes that already take multichannel TV.
6: Multiroom includes households subscribing to more than one set-top box. (No additional units are counted for the second or any subsequent Multiroom subscriptions).

Consolidated Profit and Loss Account for the three months ended 30 September
2004


                                                              2004/05                                  2003/04
                                                                Three                                    Three
                                                               months       Before                      months
                                                                ended     goodwill      Goodwill         ended
                                                         30 September          and           and  30 September
                                  Before                         2004  exceptional   exceptional          2003
                                goodwill      Goodwill          Total        items         items         Total
                                    GBPm          GBPm           GBPm         GBPm          GBPm           GBPm
                     Notes   (unaudited)   (unaudited)    (unaudited)  (unaudited)   (unaudited)    (unaudited)
---------------------------------------------------------------------------------------------------------------
Turnover:
Group and
share of joint
ventures' turnover                   959             -           959           871            -            871
Less: share of
joint ventures'
turnover                             (19)            -           (19)          (21)            -           (21)
Group turnover           1           940             -           940           850             -           850
---------------------------------------------------------------------------------------------------------------
Operating
expenses, net            2          (750)          (29)         (779)         (699)          (29)         (728)
---------------------------------------------------------------------------------------------------------------
EBITDA                               214             -           214           175             -           175
Depreciation                         (24)            -           (24)          (24)            -           (24)
Amortisation                           -           (29)          (29)            -           (29)          (29)
---------------------------------------------------------------------------------------------------------------
Operating profit                     190           (29)          161           151           (29)          122
---------------------------------------------------------------------------------------------------------------
Share of joint
ventures' and
associates'
operating
results                                1             -             1             3             -             3
Amounts
written back
to fixed asset
investments,
net                      3             -             -             -             -            25            25
Profit on
ordinary
activities
before
interest and
taxation                             191           (29)          162           154            (4)          150
---------------------------------------------------------------------------------------------------------------
Interest
receivable and
similar income                         7             -             7             1             -             1
Interest
payable and
similar
charges                              (22)            -           (22)          (24)            -           (24)
Profit on
ordinary
activities
before
taxation                             176           (29)          147           131            (4)          127
---------------------------------------------------------------------------------------------------------------
Tax on profit
on ordinary
activities                           (54)            -           (54)          (37)            -           (37)
Profit on
ordinary
activities
after taxation                       122           (29)           93            94            (4)           90
---------------------------------------------------------------------------------------------------------------
Equity dividends                                                   -                                         -
Retained
profit for the
period                                                            93                                        90
---------------------------------------------------------------------------------------------------------------
Earnings per
share - basic                        6.3p         (1.5p)         4.8p          4.8p         (0.2p)         4.6p
---------------------------------------------------------------------------------------------------------------
Earnings per
share -
diluted                              6.3p         (1.5p)         4.8p          4.8p         (0.2p)         4.6p
---------------------------------------------------------------------------------------------------------------




Notes:
1.        Turnover


                                                    2004/05            2003/04
                                               Three months       Three months
                                                      ended              ended
                                                         30                 30
                                                  September          September
                                                       GBPm               GBPm
                                                (unaudited)        (unaudited)
DTH
subscribers                                             697                628
Cable
subscribers                                              52                 52
Advertising                                              72                 64
Sky Bet (i)                                              59                 50
Sky Active (i)                                           22                 25
Other                                                    38                 31
                                                        940                850
------------------------------------------------------------------------------

(i) Additional detail has been provided with regard to the analysis of interactive revenues between the Group's betting and games revenues - "Sky Bet"
- and other interactive revenues - "Sky Active", and the prior year comparatives have been re-analysed accordingly.

2.        Operating expenses, net



                                                 2004/05                                    2003/04
                                                   Three                                      Three
                                                  months                                     months
                                                   ended                                      ended
                     Before                 30 September        Before                 30 September
                   goodwill      Goodwill          Total      goodwill      Goodwill          Total
                       GBPm          GBPm           GBPm          GBPm          GBPm           GBPm
                (unaudited)   (unaudited)    (unaudited)   (unaudited)   (unaudited)    (unaudited)
Programming(i)          383             -            383           367             -            367
Transmission
and related
functions (i)            44             -             44            43             -             43
Marketing               109             -            109            98             -             98
Subscriber
management               91             -             91            80             -             80
Administration           69            29             98            64            29             93
Betting                  54             -             54            47             -             47
                        750            29            779           699            29            728
---------------------------------------------------------------------------------------------------

(i) The amounts shown are net of GBP5 million (2003/04 three months ended 30
September: GBP5 million) receivable from the disposal of programming rights not acquired for use by the Group and GBP7 million (2003/04 three months ended 30
September: GBP8 million) in respect of the provision to third party broadcasters of spare transponder capacity.

3.        Exceptional items

Prior Year

On 30 September 2003, the Group reduced its provision against its minority equity investments in football clubs by GBP33 million, due to the disposal of its investment in Manchester United plc in October 2003, for GBP62 million in cash. The Group also increased its provision against its remaining minority equity investments in football clubs by a further GBP8 million.




                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 12 November 2004                   By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary